Filed pursuant to Rule 433 No. 333-208062
February 10, 2016

Franco-Nevada Announces US$ 550 Million Bought Deal Financing

TORONTO, February 10, 2016 — Franco-Nevada Corporation (“Franco-Nevada” or the “Company”) (TSX: FNV; NYSE: FNV) is pleased to announce that it has entered into an agreement with a syndicate of underwriters led by BMO Capital Markets, CIBC Capital Markets, RBC Capital Markets and Scotiabank, pursuant to which they have agreed to purchase, on a bought deal basis, 11,500,000 common shares of Franco-Nevada at a price of US$47.85 per common share (the “Offering Price”), for aggregate gross proceeds to Franco-Nevada of approximately US$550 million (the “Offering”). The underwriters will also have the option, exercisable in whole or in part, at any time for a period of 30 days following the closing of the Offering, to purchase up to an additional 1,725,000 common shares at the Offering Price to cover over-allotments, if any.  In the event that the option is exercised in its entirety, the aggregate gross proceeds of the Offering to Franco-Nevada will be approximately US$663 million.

The Company plans to use the net proceeds of the Offering for the funding of Franco-Nevada’s acquisition of a precious metals stream with reference to production from Glencore plc’s (“Glencore”) Antapaccay Mine located in Peru, as announced on February 10, 2016 (the “Antapaccay Transaction”), and the balance will be added to the working capital of the Company and used for further investments and other general corporate purposes.  The completion of the Offering is not conditional upon the successful completion of the Antapaccay Transaction.

The Company expects to file a preliminary prospectus supplement to its existing base shelf prospectus on or about February 10, 2016 and intends to file a final prospectus supplement to its existing base shelf prospectus on or about February 11, 2016, in each case with the securities regulatory authorities in each of the provinces and territories in Canada and the U.S. Securities and Exchange Commission (“SEC”).

The Offering is scheduled to close on or about February 19, 2016, and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the Toronto Stock Exchange, the New York Stock Exchange and the securities regulatory authorities.

The Company has filed a registration statement (including the existing base shelf prospectus) with the SEC for the Offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and the Offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the Offering will arrange to send you the prospectus or you may request it, in Canada from BMO Capital Markets, Mississauga Distribution Centre C/O The Data Group of Companies, 80 Ambassador Drive,  Mississauga, Ontario, L5T 2Y9 (Email: pgardner@datagroup.ca or Telephone: 905-696-8884 ext. 4120 or Fax: 905-696-8457) and in the United States from BMO Capital Markets Corp. at 3 Times Square, 27th Floor, New York, NY 10036 (Attn. Equity Syndicate), or toll-free at 800-414-3627 or by email at bmoprospectus@bmo.com; from CIBC at useprospectus@us.cibc.com or fax to (212) 667-6303, Canada: michelene.dougherty@cibc.ca; in Canada from RBC Capital Markets, Attention: Distribution Centre, 277 Front St. W., 5th Floor, Toronto, Ontario M5V 2X4 (fax: 416-313-6066) and in the United States from RBC Capital Markets, LLC, Attention: Prospectus Department, Three World Financial Center, 200 Vesey Street, 8th floor, New York, New York 10281-8098 (telephone: 877-822-4089, fax: 212-428-6260); or in Canada from Scotiabank, Equity Capital Markets (Tel: 1-416-862-5837), Scotia Plaza, 64th Floor, 40 King St. West, M5W 2X6, Toronto, Ontario, and, in the United States from Scotiabank, Equity Capital Markets (Tel: 1-212-225-6853), 250 Vesey Street, 24th Floor, New York, NY 10281.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the common shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

Other Corporate Updates

Franco-Nevada expects to release its year end audited financial results after the market close on March 10, 2016.

•                  Including the first contribution from the Company’s Antamina stream, the Company expects gold equivalent ounces (“GEO”) for 2015 in the range of 357,500 to 362,500 GEOs, an approximately 23% increase over 2014.

•                  Revenue for 2015 is expected to be slightly higher than for 2014 despite being impacted by weaker commodity prices.

•                  Year-end net debt is expected to be approximately US$290 million with approximately US$460 million outstanding under the Company’s credit facility.

•                  An impairment is expected on the Company’s carrying value of its oil & gas assets.  The impairment is estimated to range between US$60 and US$80 million.  In addition, an impairment is expected on the Company’s royalty at Rubicon Minerals Corporation’s Phoenix project (which has a carrying value of US$16.6 million) due to recently revised resources.

The preliminary financial data contained in this news release is unaudited, preliminary and based on management’s estimates. Accordingly, the Company’s actual results may vary.

Corporate Summary

Franco-Nevada Corporation is the leading gold-focused royalty and stream company with the largest and most diversified portfolio of cash-flow producing assets. Its business model provides investors with gold price and exploration optionality while limiting exposure to many of the risks of operating companies. Franco-Nevada uses its free cash flow to expand its portfolio and pay dividends. It trades under the symbol FNV on both the Toronto and New York stock exchanges. Franco-Nevada is the gold investment that works.

For more information, please contact:

Stefan Axell	Sandip Rana
Director, Corporate Affairs	Chief Financial Officer
416-306-6328	416-306-6303
info@franco-nevada.com

Forward Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, carrying value of assets, future dividends and requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities, financial results for the year ended December 31, 2015 and the Antapaccay Transaction and its expected impact on future performance and results of operations. In addition, statements (including data in tables) relating to reserves and resources and gold equivalent ounces are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates and assumptions are accurate and that such reserves and resources and gold equivalent ounces will be realized. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. A number of factors could cause actual events or results to differ materially from any forward-looking statement, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron-ore and oil and gas); fluctuations in the value of the Canadian and Australian dollar, and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies and the enforcement thereof; regulatory and political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not the Company is determined to have “passive foreign investment company” (“PFIC”) status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatment of offshore streams; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; actual mineral content may differ from the reserves and resources contained in technical reports; rate and timing of production differences from resource estimates, other technical reports and mine plans; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious disease; and the integration of acquired assets. The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Company’s ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; risks relating to the Antapaccay Transaction and its completion; risks relating to the completion of the Offering; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance. Franco-Nevada cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements due to the inherent uncertainty therein. For additional information with respect to risks, uncertainties and assumptions, please refer to the “Risk Factors” section of Franco-Nevada’s most recent Annual Information Form as well as Franco-Nevada’s most recent annual Management’s Discussion and Analysis filed with the Canadian securities regulatory authorities on www.sedar.com and Franco-Nevada’s most recent Annual Report filed on Form 40-F filed with the SEC on www.sec.gov. The forward-looking statements herein are made as of the date of such document only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.